Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement:  333-218702

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Rainier Investment Management Mutual Funds (811-08270)

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS Rainier Mid Cap Equity Fund Rainier Small/Mid Cap Equity Fund Rainier Large Cap Equity Fund

SUPPLEMENT TO PROXY STATEMENT AND PROSPECTUS DATED JULY 14, 2017

DEAR FELLOW SHAREHOLDERS:

This is a supplement, dated September 26, 2017, to the proxy statement and prospectus, dated July 14, 2017 (the “Proxy Statement”), for the special meeting (the “Special Meeting”) of the shareholders of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund and the Rainier Large Cap Equity Fund (collectively, the “Funds”) of Rainier Investment Management Mutual Funds, a Delaware statutory trust (“Rainier Trust”).

Adjournment of Special Meeting to November 16, 2017

The Special Meeting was originally convened on September 14, 2017, and then adjourned and reconvened on September 26, 2017.  The shareholders of the Funds then adjourned the Special Meeting to Thursday, November 16, 2017, at 10:00 a.m. local time, in the offices of the Rainier Trust at 601 Union Street, Suite 3525, Seattle, Washington 98101.

At the reconvened Special Meeting, shareholders of the Funds will consider and vote on the proposals set forth in the Proxy Statement.

Under the authority given by the Board of Trustees to set record dates, the Rainier Trust has established a new record date of September 27, 2017, for the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund and a new record date of October 3, 2017, for the Rainier Large Cap Equity Fund.  (The original record date was June 28, 2017.)

INSTRUCTIONS FOR NEW SHAREHOLDERS:

If you have become a shareholder of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund and the Rainier Large Cap Equity Fund since June 28, 2017 – Copies of the Notice and Proxy Statement are enclosed with this letter, together with a proxy ballot or ballots relating to the proposals.  Please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.

INSTRUCTIONS FOR SHAREHOLDERS AS OF JUNE 28, 2017:

If you were a shareholder of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund and the Rainier Large Cap Equity Fund on June 28, 2017 — A proxy ballot or ballots relating to the proposal are enclosed.  Please consult the Notice and Proxy Statement for more information regarding the proposal.  The proxy statement is available at www.proxyvote.com.  If you would like another copy of the Notice and the Proxy Statement, please call 855-928-4498, and one will be provided free of charge.

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IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND DO NOT WISH TO CHANGE YOUR VOTE, no action is necessary.  Unless we receive instructions from you to the contrary, we will vote your shares according to your instructions on your previously submitted proxy ballot(s) or pursuant to your instructions previously submitted by telephone or through the internet.

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IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND WISH TO CHANGE YOUR VOTE, you may do so by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.

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IF YOU DID NOT PREVIOUSLY VOTE YOUR SHARES, please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.  VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS AND ELIMINATE PHONE CALLS TO YOU.

The information in this letter amends the Proxy Statement and supplements any other information about the Special Meeting previously delivered to you (this letter and the Proxy Statement together are hereinafter referred to in this letter as the “Proxy Statement”).  A Notice of Adjourned Session of Special Meeting of Shareholders is included below.

Please read the Proxy Statement carefully for information concerning the proposal to be brought before the adjourned session of the Special Meeting.  Regardless of whether you plan to attend the adjourned session of the Special Meeting, we urge you to vote by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.  If you attend the adjourned session of the Special Meeting, you may vote in person even if you have previously returned your proxy ballot(s) or have voted via the Internet or by telephone.  Proxies may be revoked at any time before they are exercised by submitting a revised proxy, by giving written notice of revocation to the Rainier Trust or by voting in person at the adjourned session of the Special Meeting.

Information regarding outstanding shares of the Funds, shareholdings of officers and trustees and principal shareholders of the Funds as of the new record date will be provided by supplement.

To the extent the information in the Notice and the Proxy Statement has not been amended by this letter or the accompanying Notice of Adjourned Session of Special Meeting of Shareholders, such information remains applicable to this solicitation of proxies and the Special Meeting.

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NOTICE OF ADJOURNED SESSION OF SPECIAL MEETING OF SHAREHOLDERS

Rainier Mid Cap Equity Fund
Rainier Small/Mid Cap Equity Fund
Rainier Large Cap Equity Fund

601 Union Street, Suite 3525
Seattle, Washington 981017250

Scheduled for November 16, 2017

NOTICE IS HEREBY GIVEN of an adjourned session of the special meeting (the “Special Meeting”) of the shareholders of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund and the Rainier Large Cap Equity Fund (collectively, the “Funds”), each a series of Rainier Investment Management Mutual Funds, a Delaware statutory trust (“Rainier Trust”).  The Special Meeting will be held in the offices of the Rainier Trust at 601 Union Street, Suite 3525, Seattle, Washington 98101, on Thursday, November 16, 2017, at 10:00 a.m. local time.  At the reconvened Special Meeting, shareholders of the Funds will consider and vote on the following proposals, as originally set forth in the Proxy Statement:

1.	A proposal to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which:

a.
all of the assets of the Rainier Mid Cap Equity Fund will be transferred to the Hennessy Cornerstone Mid Cap 30 Fund, in exchange for Investor Class and Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund, which will be distributed pro rata by the Rainier Mid Cap Equity Fund to its Original Class and Institutional Class shareholders, respectively, and the Hennessy Cornerstone Mid Cap 30 Fund will assume the Rainier Mid Cap Equity Fund’s liabilities (other than the excluded liabilities);

b.
all of the assets of the Rainier Small/Mid Cap Equity Fund will be transferred to the Hennessy Cornerstone Mid Cap 30 Fund, in exchange for Investor Class and Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund, which will be distributed pro rata by the Rainier Small/Mid Cap Equity Fund to its Original Class and Institutional Class shareholders, respectively, and the Hennessy Cornerstone Mid Cap 30 Fund will assume the Rainier Small/Mid Cap Equity Fund’s liabilities (other than the excluded liabilities); and

c.
all of the assets of the Rainier Large Cap Equity Fund will be transferred to the Hennessy Cornerstone Large Growth Fund, in exchange for Investor Class and Institutional Class shares of the Hennessy Cornerstone Large Growth Fund, which will be distributed pro rata by the Rainier Large Cap Equity Fund to its Original Class and Institutional Class shareholders, respectively, and the Hennessy Cornerstone Large Growth Fund will assume the Rainier Large Cap Equity Fund’s liabilities (other than the excluded liabilities).

2.
If necessary, a proposal to adjourn the special meeting to permit further solicitation of proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meeting to approve the Plan; and

3.	To transact such other business that may properly come before the special meeting or any postponements or adjournments thereof.

This proxy is being solicited on behalf of the Rainier Trust.  Our Board of Trustees recommends a vote “FOR” Proposal 1.  The Board of Trustees has established a record date of September 27, 2017, for the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund and a record date of October 3, 2017, for the Rainier Large Cap Equity Fund.

YOUR VOTE IS IMPORTANT.  PLEASE RETURN YOUR PROXY
CARD PROMPTLY OR VOTE BY USING THE TOLL-FREE
 TELEPHONE OR INTERNET ADDRESS FOUND ON YOUR PROXY CARD.

Whether or not you plan to attend the meeting, we urge you to authorize proxies to cast your votes.  You can do this in one of the following three ways:  (1) by completing, signing, dating and promptly returning the enclosed proxy card in the enclosed postage prepaid envelope; (2) by calling the toll-free telephone number listed on your proxy card, or (3) via the Internet at the website shown on your proxy card.  Your prompt voting by proxy will help ensure a quorum at the special meeting.  Voting by proxy will not prevent you from voting your shares in person at the special meeting.  You may revoke your proxy before it is exercised at the special meeting, either by writing to the Corporate Secretary of the Rainier Trust at the address noted in the Proxy Statement/Prospectus or in person at the time of the special meeting.  A prior proxy can also be revoked by proxy voting again through the website or toll-free telephone number listed above.

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS

Michele T. Mosca
Chief Executive Officer and President
September 26, 2017

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